                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                             KEYNOTE SYSTEMS, INC.
    (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

        Options Under Keynote Systems, Inc. 1999 Equity Incentive Plan
             to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  493308 10 0
                     (CUSIP Number of Class of Securities)

                                  John Flavio
             Vice President of Finance and Chief Financial Officer
                             Keynote Systems, Inc.
                               2855 Campus Drive
                         San Mateo, California  94403
                                (650) 522-1000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                            Jeffrey R. Vetter, Esq.
                          Cynthia E. Garabedian, Esq.
                              Fenwick & West, LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306

                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
          Transaction                            Amount of Filing Fee
           Valuation*
--------------------------------------------------------------------------------
          $18,826,916                                 $3,766
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 2,017,675 shares of common stock of Keynote Systems, Inc. having an aggregate value of $18,826,916 as of April 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.
                        ------------------
Form or Registration No.:  Not Applicable.
                          ----------------
Filing Party:              Not Applicable.
             -----------------------------
Date Filed:                Not Applicable.
           -------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

ITEM 1.  SUMMARY TERM SHEET

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated April 11, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) The name of the issuer is Keynote Systems, Inc. a Delaware Corporation (the "Company"), and the address of it its principal executive office is 2855 Campus Drive, San Mateo, California 94403. The Company's telephone number is
(650) 522-1000. The information set forth in the Offer to Exchange Section 9 ("Information Concerning Keynote") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange all outstanding options (the "Cancelled Options") granted on or after September 24, 1999 under the Company's 1999 Equity Incentive Plan (the "Plan") to purchase share of the Company's common stock, par value $0.001 per share, (the "Options"), for new options (the "New Options") to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange and the related letter of transmittal (the "Letter of Transmittal," and together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(4). The Chief Executive Officer, executive officers who report to the Chief Executive Officer, directors and non-exempt employees of the Company are not eligible to participate in this Offer. In accordance with the Offer to Exchange, the number of shares subject to New Options will equal the number of shares subject to the Cancelled Options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the New Options will equal the closing sale price of the Company's common stock as reported on the Nasdaq National Market on the date on which the New Options are granted. The vesting of the New Options will be substantially similar to that of the Cancelled Options, except that vesting will be calculated as if you started vesting six months after the vesting commencement date of the Cancelled Options. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Electing Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The Chief Executive Officer, executive officers who report to the Chief Executive Officer, directors and non-exempt employees of the Company are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Not applicable.

ITEM 10.  FINANCIAL STATEMENTS

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Keynote") and Section 16 ("Additional Information"), and pages 35 to 55 of the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 2000 and pages 3 to 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12.  EXHIBITS

     (a)  (1)  Offer to Exchange, dated April 11, 2001.
          (2)  Form of Letter of Transmittal.
          (3)  Transcript of announcement made to employees on April 6, 2001

          (4) Form of Letter to Eligible Option Holders.
          (5) The Company's annual report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).

          (6) The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 (incorporated herein by reference).

     (b)      Not applicable.

     (d) (1) The Company's 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.04 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23,
              1999).

     (d) (2) The Company's 1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.05 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).

     (g)      Not applicable.
     (h)      Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date:  April 11, 2001
                                         KEYNOTE SYSTEMS, INC.

                                         By:  /s/ Umang Gupta
                                            ----------------------------------
                                              Name:  Umang Gupta
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit
Number
------

(a)(1) Offer to Exchange, dated April 11, 2001.
(a)(2) Form of Letter of Transmittal.
(a)(3) Transcript of announcement made to employees on April 6, 2001
(a)(4) Form of Letter to Eligible Option Holders.
(a)(5) The Company's annual report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).
(a)(6) The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 (incorporated herein by reference).
(d)(1) The Company's 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.04 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).
(d)(2) The Company's 1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.05 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).